--------------------------
                                                         OMB APPROVAL

                                                  --------------------------
                                                  OMB Number  3235-0287

                                                  Expires:    9/30/00
                                                  Estimated average burden
                                                  hours per response .. 0.5

                                                 --------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


[   ]Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person*
     Gold & Appel Transfer, S.A.
              (Last)                  (First)                  (Middle)

     Omar Hodge Building, Wickham City
                          (Street)

     Road Town                      Tortula, British Virgin Islands
              (City)                   (State)                 (Zip)

2.  Issuer Name and Ticker or Trading Symbol
              (USWI) US WATS, Inc.

3.  IRS or Social Security Number of Reporting Person (Voluntary)


4.  Statement for Month/Year
    June, 1999

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
                (Check all applicable)
          Director                           X  10% Owner
    ---                                         ----
          Officer (give title below)        Other (specify below)
    ---                                         ----

         ------------------------

7.  Individual or Joint/Group Reporting
            (check applicable line)
      X    Form Filed by One Reporting Person
     ----
           Form Filed by More than One Reporting Person
     ----

Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security      2. Transaction Date       3. Transaction Code
    (Instr. 3)               (Month/Day/Year)             (Instr.8)

Common Stock                 6/01/99                 P
Common Stock                 6/01/99                 P
Common Stock                 6/02/99                 P
Common Stock                 6/03/99                 P
Common Stock                 6/04/99                 P
Common Stock                 6/16/99                 P
Common Stock                 6/16/99                 P
Common Stock                 6/16/99                 P
Common Stock                 6/17/99                 P
Common Stock                 6/17/99                 P
Common Stock                 6/18/99                 P
Common Stock                 6/18/99                 P
Common Stock                 6/21/99                 P
Common Stock                 6/22/99                 P
Common Stock                 6/22/99                 P
Common Stock                 6/23/99                 P
Common Stock                 6/25/99                 P
Common Stock                 6/25/99                 P
Common Stock                 6/28/99                 P
Common Stock                 6/29/99                 P

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   --------------------------------------------------------------
    Amount               (A) or (D)       Price
    ------               ----------       -----
    7,900                 A               1.75 p/s
    1,800                 A               1.6875 p/s
   15,000                 A               1.75 p/s
    4,000                 A               1.75 p/s
    2,000                 A               1.75 p/s
    3,000                 A               1.50 p/s
      500                 A               1.5625 p/s
      100                 A               1.625 p/s
    6,400                 A               1.500 p/s
    7,000                 A               1.59375 p/s
   21,000                 A               1.71875 p/s
   25,000                 A               1.725 p/s
   20,000                 A               1.75 p/s
    3,900                 A               1.71875 p/s
   15,000                 A               1.75 p/s
    5,000                 A               1.75 p/s
    7,500                 A               1.75 p/s
    5,500                 A               1.75 p/s
    3,000                 A               1.75 p/s
   11,500                 A               1.75 p/s

5. Amount if Securities Beneficially Owned at End of Month
   11,304,034 (1)

6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 3 and 4)
    D

7.  Nature of Indirect Beneficial Ownership (Instr.4)

(1) Mr. Walt Anderson has the power to dispose of the shares of Common Stock of the Issuer (the "Shares") owned by Gold & Appel, S.A., which beneficially owns 10% or more of the Shares, pursuant to a power-of-attorney from Gold & Appel, S.A. Mr. Anderson has no pecuniary interest in such Shares and disclaims beneficial ownership thereof.

*If the form is filed by more than one reporting person, see instruction
 4(b)(v).
                                                                (Over)
                                                                 Page 1 of 2

Table II-Derivative Securities Acquired, Disposed of , or Beneficially
         Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)

2. Conversion or Exercise Price of Derivative Security

3. Transaction Date (Month/Day/Year)

4. Transaction Code (Instr. 8)

   Code              V
   ----             ---

5. Number of Derivative Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4 and 5)

   (A)                   (D)
  -----                  ---

6. Date Exercisable and Expiration Date (Month/Day/Year)

   Date Exercisable       Expiration Date
   ----------------       ---------------

7. Title and Amount of Underlying Securities (Instr. 3 and 4)

    Title                    Amount or Number of Shares
    -----                    --------------------------

8.  Price of Derivative Security (Instr. 5)

9. Number of Derivative Securities Beneficially Owned at End of Month(Instr.5)

10. Ownership Form of Derivative Security Direct (D)or Indirect (I) (Instr. 4)

Explanation of Responses:
(1) Mr. Walt Anderson has the power to dispose of the shares of Common Stock of the Issuer (the "Shares") owned by Gold & Appel, S.A., which beneficially owns 10% or more of the Shares, pursuant to a power-of-attorney from Gold & Appel, S.A. Mr. Anderson has no pecuniary interest in such Shares and disclaims beneficial ownership thereof.

                        /s/ Walt Anderson                       July 9, 1999
                      -----------------------------------         ------------
                      **Signature of Reporting Person              Date
                        Walt Anderson, Attorney-in-Fact for
                        Gold & Appel Transfer, S.A.


** Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                           Page 2 of 2
                                                           SEC 2270 (7-96)